June 13, 2005


Mail Stop 0306



Robert J. Laikin, Chairman and Chief Executive Officer
Brightpoint Inc.
501 Airtech Parkway
Plainfield, Indiana 46168


Via U S Mail and FAX [(317)707-2513]


Re:	Brightpoint Inc.
	Form 10-K for the fiscal year ended December 31, 2004
			and Amendments Number 1 and 2
	Form 10-Q for the fiscal quarter ended March 31 2005
	File No.  1-12845


Dear Mr. Laikin:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanations.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Robert J. Laikin
Brightpoint Inc.
June 13  2005
Page 2


Amendment No. 2 to Form 10-K/A For The Fiscal Year Ended December
31,
2004

Item 9A. Controls and Procedures

1. Tell us more details of the changes that were implemented in response to the material weaknesses in internal control and why you believe that these will assure proper recognition of these items.


Restated Financial Statements
Independent Auditor`s Report,  Page A-38

2. Since you have restated the financial statements, please tell us why the audit report on page A-38 does not make reference to the restatement and to the related footnote.

3. In addition, tell us why you have not labeled columns "as restated" throughout the filing.




*  *  *  *  *  *  *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Mr. Robert J. Laikin
Brightpoint Inc.
June 13  2005
Page 3



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, if you have questions regarding our comments. In her absence you may contact me at (202) 551-3676.


      Sincerely,


      							Brian R. Cascio
      							Accounting Branch Chief
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